Exhibit 99.1

NEWS RELEASE

Fortuna to release third quarter 2025 financial results on November 5, 2025; Conference call at 12 p.m. Eastern time on November 6, 2025

Vancouver, October 27, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that it will release its financial statements and MD&A for the third quarter of 2025 on Wednesday, November 5, 2025, after market close.

A conference call to discuss the financial and operational results will be held on Thursday, November 6, 2025, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster5.com/Webcast/Page/1696/53144 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, November 6, 2025

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 360013

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53144

Playback of the earnings call will be available until Thursday, November 20, 2025. Playback of the webcast will be available until Friday, November 6, 2026. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube